EXHIBIT 99.2

November 2, 2010

Nexsan Corporation

555 St. Charles Drive, Suite 202

Thousand Oaks, CA 91360

Attn: Philip Black

Ladies and Gentlemen:

Nexsan Corporation, (the “Company”) has requested that International Data Corporation (“IDC”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing an amendment to the registration statement on Form S-1 (the “Amendment”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1.   IDC consents to the use by the Company of IDC’s name in portions of the prospectus and the Amendment.

2.   IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Amendment. In granting such consent, IDC represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the Securities and Exchange Commission thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Amendment within the meaning of the term “experts” as used in the Act or the Regulations.

We agree that the existence and terms of the IPO constitute confidential information and agree not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

INTERNATIONAL DATA CORPORATION

By:	/s/ Michael Shirer
Name:	Michael Shirer
Title:	Corporate Communications Director

Exhibit A

Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained below in “Business” is based on studies, analyses and surveys prepared by Enterprise Strategy Group and IDC. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Overview

We are a leading provider of disk-based storage systems that enable mid-sized organizations to store digital information. Our products are optimized for the efficient storage and protection of unstructured data, the type of digital information that mid-sized organizations are producing in increasingly greater quantities. Unstructured data generally refers to data that is fixed and not subject to frequent change, such as digital records, e-mail, medical images, scientific data and video.  Our systems are specifically designed for the growing data storage needs of mid-sized organizations by providing a small footprint, low power use, scalability, ease of use, and cost-effectiveness while delivering the enterprise-class reliability, features and performance that are sought by these mid-sized organizations.  Our storage systems incorporate innovative technologies, such as advanced power management and capacity optimization, to significantly lower the initial and ongoing cost of storage for our customers compared to typical storage solutions.  We sell our products through our channel partners, including VARs, OEMs, and systems integrators, which enables us to leverage an extensive worldwide channel network to access our highly fragmented, broad and diverse target customer base and to cost-effectively scale our business.  Our storage systems are currently being utilized by organizations worldwide, including traditional small- and medium-sized organizations, branch offices of large enterprises, federal, state and local government agencies and some large organizations with unique unstructured data storage needs.

Storage systems for unstructured data are principally optimized for capacity where factors such as storage density are typically more important than performance.  International Data Corporation (IDC) estimates that the market for capacity-optimized storage disk systems will grow from $8.2 billion in 2009 to approximately $20.0 billion in 2014, representing a compound annual growth rate, or CAGR, of 19.6%.  Source: IDC, Worldwide Enterprise Storage Systems 2010-2014 Forecast: Recovery, Efficiency, and Digitization Shaping Customer Requirements for Storage Systems, Doc # 223234, May 2010.

Industry Background

The Rapid Growth of Unstructured Data in Mid-Sized Organizations

The amount of unstructured data being created, stored and protected on disk-based storage systems by mid-sized organizations is growing rapidly. Unstructured data, including digital records, e-mail, medical images, scientific data and video, is being created faster than data generated from traditional data center applications such as transaction-oriented database applications.  Additionally, unstructured data is typically replicated in multiple instances for data protection and stored for longer periods of time. According to IDC, email archiving, data retention for complying with government regulations, and the migration of content stored on old media (such as paper or film) into digital format will be among top drivers of terabyte growth.  Source: IDC, Worldwide Enterprise Storage Systems 2010-2014 Forecast: Recovery, Efficiency, and Digitization Shaping Customer Requirements for Storage Systems, Doc # 223234, May 2010. Evolving business practices and regulations are also changing the requirements placed on systems that store and manage unstructured data and are driving the need for readily-available, long-term storage.  Additionally, mid-sized organizations are increasingly migrating their long-term storage of information from tape and optical media to disk.

Demand by Mid-sized Organizations for New Approaches to Storing and Managing Unstructured Data

Historically, high-cost disk drives optimized for performance, such as Fibre Channel and SCSI drives, have been used to store transaction-oriented database information, while less expensive, low-availability storage systems, such as tape and optical disk were used for long-term storage of unstructured data. Additionally, a significant amount of research and development in the storage industry has focused on improving the speed and performance characteristics for database-related information for large and centralized enterprise data centers. However, as demands have been increasing for the storage of larger amounts of unstructured data, requirements have emerged for more cost-effective, long-term disk storage. Organizations of all sizes are increasingly seeking cost-effective and energy-efficient storage solutions with high-availability that can scale to tackle the substantial growth of unstructured data.

In light of these factors, organizations are changing their approach to the storage and management of unstructured data in a number of ways.

•    Increasing demand for capacity-optimized storage.  Mid-sized organizations are increasingly housing disk-based storage systems on-site. This shift has forced these organizations to seek capacity-optimized storage solutions that will fit their space constrained environments. IDC estimates that the market for capacity-optimized storage disk systems will grow from $8.2 billion in 2009 to approximately $20.0 billion in 2014, representing a CAGR of 19.6%. Source: IDC, Worldwide Enterprise Storage Systems 2010-2014 Forecast: Recovery, Efficiency, and Digitization Shaping Customer Requirements for Storage Systems, Doc # 223234, May 2010.